UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated June 8, 2015, announcing the Company's results for first quarter ended March 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: June 9, 2015	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS FIRST QUARTER ENDED
MARCH 31, 2015 RESULTS

ATHENS, Greece, June 8, 2015 - Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping" or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights & Recent Developments
•	Net revenue, net of voyage expenses, of $6.8 million in the first quarter of 2015.
•	Reduced average daily adjusted total vessel operating expenses by 23.5% year-over-year.
•	Adjusted net loss of $8.8 million, or $0.35 per common share, in the first quarter of 2015.

Financial Highlights
(Expressed in thousands of United States Dollars, except for vessel data, TCE and share data)

	Quarter Ended March 31, 2014	Quarter Ended March 31, 2015
Average number of vessels	13.9	16.0
Time charter equivalent rate (TCE) (1)	8,557	4,801
Net Revenue, net of voyage expenses	10,251	6,831
EBITDA (1)	(19,052)	(1,621)
Adjusted EBITDA (1)	333	(1,445)
Net Loss	(25,885)	(8,932)
Adjusted Net Loss (1)	(6,017)	(8,756)
Loss per common share basic and diluted	(1.24)	(0.36)
Adjusted Loss per common share basic and diluted (1)	(0.29)	(0.35)

(1)	Please see the table at the back of this release for a reconciliation of TCE to Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping, stated: "During the first quarter of 2015, charter rates remained at historically low levels. The demand and supply dynamics remain quite adverse and this resulted in lower revenues compared to the prior year. Given the current market environment, it has become even more critical to maintain our liquidity. Thus, we have further intensified our efforts to maintain our cost control efficiency. Within this context, we reported record low adjusted total vessel operating expenses for the first quarter of 2015 of $5,907 per vessel per day."

Mr. Bodouroglou continued, "We are pleased to report that our banks have also been supportive of our efforts to improve the Company's liquidity. We have already agreed with certain of our lenders to defer a portion of our quarterly installments, which were originally due from the first quarter of 2015 through the second quarter of 2016 and payable from the Company's available cash, of about $6.5 million in the aggregate. Moreover, we have agreed to postpone the delivery of the three Kamsarmax vessels currently under construction until the first quarter of 2016, or by an aggregate of about 22 months."

Mr. Bodouroglou concluded, "We believe that we are taking steps to the right direction, given this difficult market. We are pleased to note that positive signs have emerged with respect to the supply side, as a significant number of vessels are heading to the scrapyards, while the market participants refrain from ordering new vessels and delay the delivery of the already placed newbuilding orders. Nonetheless, it seems that a healthy equilibrium, by historical standards, is yet to be reached and, consequently, we continue to remain cautious for the near future."

First Quarter 2015 Financial Results
Gross charter revenue for the first quarter of 2015 was $10.7 million, compared to $14.2 million for the first quarter of 2014. The Company reported a net loss of $8.9 million, or $0.36 per basic and diluted share, for the first quarter of 2015, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 24,460,642 and reflecting the impact of the non-cash items discussed below. For the first quarter of 2014, the Company reported a net loss of $25.9 million, or $1.24 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 20,560,102.

Excluding all non-cash items described below, the adjusted net loss for the first quarter of 2015 was $8.8 million, or $0.35 per basic and diluted share, compared to adjusted net loss of $6.0 million, or $0.29 per basic and diluted share, for the first quarter of 2014.

EBITDA for the first quarter of 2015 was negative $1.6 million, compared to negative $19.1 million for the first quarter of 2014. EBITDA for the first quarter of 2015 was calculated by adding the net loss of $8.9 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $7.3 million. Adjusted EBITDA, excluding all non-cash items described below, was negative $1.4 million for the first quarter of 2015, compared to positive $0.3 million for the first quarter of 2014.

The Company operated an average of 16.0 vessels during the first quarter of 2015, earning an average TCE rate of $4,801 per day, compared to an average of 13.9 vessels during the first quarter of 2014, earning an average TCE rate of $8,557 per day.

Adjusted total vessel operating expenses, which included vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and excluded share-based compensation, were $8.5 million for the first quarter of 2015, compared to $9.7 million for the first quarter of 2014. On a daily basis, adjusted total vessel operating expenses for the first quarter of 2015 were approximately $5,907 per vessel per day, or 23.5% lower than the adjusted total vessel operating expenses of $7,717 per vessel per day for the first quarter of 2014. The reduction in the average daily adjusted total vessel operating expenses is the result of the Company's cost control efficiency and the economies of scale of having a larger fleet, as well as of a favorable impact of the Euro / U.S. dollar exchange rate fluctuations.

As of March 31, 2015, the Company owned approximately 11.0% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which completed its initial public offering in April 2011. The investment in Box Ships is accounted for under the equity method and is separately reflected on the Company's unaudited condensed consolidated balance sheets. For the first quarter of 2015, the Company recorded a gain of $0.2 million, compared to a loss of $0.3 million income for the first quarter of 2014. In the second quarter of 2015, the Company proceeded with the sale of the total 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share. The proceeds from the sale of such shares amounted to $2.9 million.

First Quarter 2015 Non-cash and One-off Items
The Company's results for the three months ended March 31, 2015 included the following non-cash items:

▪	An unrealized gain on interest rate swaps of $0.1 million, or less than $0.01 per basic and diluted share.
▪	Non-cash expenses of $0.2 million, or $0.01 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.

In the aggregate, these non-cash items decreased the Company's earnings by $0.2 million, which represents a $0.01 decrease in earnings per basic and diluted share, for the three months ended March 31, 2015.

Cash Flows
For the three months ended March 31, 2015, the Company's net cash used in operating activities was $2.5 million, compared to net cash generated from operating activities of $1.2 million for the three months ended March 31, 2014. For the three months ended March 31, 2015, net cash from investing activities was $0.8 million and net cash used in financing activities was $5.4 million. For the three months ended March 31, 2014, net cash used in investing activities was $63.2 million and net cash from financing activities was $61.8 million.

Newbuilding Program Update
In May 2015, the Company agreed to postpone the delivery of the three Kamsarmax vessels currently under construction until the first quarter of 2016.

Currently, the Company's outstanding newbuilding program consists of two Ultramax drybulk carriers, with expected deliveries between the third and fourth quarter of 2015, and three Kamsarmax drybulk carriers with expected deliveries in the first quarter of 2016. The aggregate cost of the newbuilding program is $148.2 million, of which $101.7 million is currently outstanding. With the $160.0 million syndicated secured loan facility led by Nordea Bank Finland Plc, the Company has currently secured debt financing of up to $78.0 million in the aggregate for the two Ultramax and two of its Kamsarmax newbuilding drybulk carriers, subject to certain conditions. For the remaining Kamsarmax newbuilding drybulk carrier, the Company is currently in discussions to secure debt financing.

Shares of Korea Line Corporation ("KLC")
During the second quarter of 2015, the Company sold 44,550 KLC shares at an average sale price of $21.68 per share. Following the sale of such shares, the Company does not hold any other shares of KLC. The total cash received from the sale of these shares amounted to $1.0 million, net of commissions.

Financing Update
In 2015, the Company entered into agreements with certain of its lenders to defer a portion of the scheduled quarterly installments, which were originally due from the first quarter of 2015 through the second quarter of 2016. Additionally, the Company amended the terms and conditions of certain of its facilities with respect to the financial and security cover ratio covenants that were either restated or waived for periods commencing on January 1, 2015 and ending the latest by March 31, 2016. Following these amendments, as of March 31, 2015, the Company was in compliance with the covenants of its loan facilities.
The Company is currently in negotiations with the rest of its lenders to obtain similar waivers or amendments. Although management believes that the lenders will continue to support the Company, there can be no assurance that the outcome of these negotiations will be successful and that the Company will remain in compliance with the required covenants of its facilities in the following quarters.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its first quarter 2015 results on June 8, 2015, at 10:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-888-348-8931 (USA) or +1-412-902-4248 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10067022.

 Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact DresnerAllenCaron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of sixteen drybulk vessels with a total carrying capacity of 980,380 dwt. In addition, Paragon Shipping's current newbuilding program consists of two Ultramax and three Kamsarmax drybulk carriers that are scheduled to be delivered from the third quarter of 2015 through the first quarter of 2016. The Company's common shares and senior notes trade on NASDAQ under the symbols "PRGN" and "PRGNL," respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
 ir@paragonshipping.gr

DresnerAllenCaron
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of June 8, 2015.

Operating Drybulk Fleet
Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Ultramax
Gentle Seas	Ultramax	63,350	2014
Peaceful Seas	Ultramax	63,331	2014
Total Ultramax	2	126,681
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Proud Seas	Handysize	37,227	2014
Total Handysize	4	148,927
Grand Total	16	980,380

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY4050	Ultramax	63,500	Q3 2015
Hull no. DY4052	Ultramax	63,500	Q4 2015
Total Ultramax	2	127,000
Kamsarmax
Hull no. YZJ1144	Kamsarmax	81,800	Q1 2016
Hull no. YZJ1145	Kamsarmax	81,800	Q1 2016
Hull no. YZJ1142	Kamsarmax	81,800	Q1 2016
Total Kamsarmax	3	245,400
Grand Total	5	372,400

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended March 31, 2014	Quarter Ended March 31, 2015
FLEET DATA
Average number of vessels (1)	13.9	16.0
Calendar days for fleet (2)	1,254	1,440
Available days for fleet (3)	1,211	1,428
Operating days for fleet (4)	1,198	1,423
Fleet utilization (5)	98.9%	99.6%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	8,557	4,801
Vessel operating expenses (7)	4,262	3,965
Dry-docking expenses (8)	1,178	197
Management fees - related party adjusted (9)	1,056	893
General and administrative expenses adjusted (10)	1,221	852
Total vessel operating expenses adjusted (11)	7,717	5,907

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.
(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)	Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.
(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)	Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(7)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(9)	Daily management fees - related party adjusted are calculated by dividing management fees - related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.
(10)	Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.
(11)	Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in thousands of United States Dollars where applicable, except for TCE)

	Quarter Ended March 31, 2014	Quarter Ended March 31, 2015
Charter Revenue	14,237	10,685
Commissions	(808)	(651)
Voyage Expenses, net	(3,178)	(3,203)
Net Revenue, net of voyage expenses	10,251	6,831
Total operating days	1,198	1,423
Time Charter Equivalent	8,557	4,801

Condensed Cash Flow Information (Unaudited)
(Expressed in thousands of United States Dollars)

	Quarter Ended March 31, 2014	Quarter Ended March 31, 2015
Cash generated from / (used in):
Operating Activities	1,204	(2,495)
Investing Activities	(63,240)	824
Financing Activities	61,794	(5,360)

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA and Adjusted EBITDA Reconciliation (1)
(Expressed in thousands of United States Dollars)

	Quarter Ended March 31, 2014	Quarter Ended March 31, 2015
Net Loss	(25,885)	(8,932)
Plus Net interest expense, including interest expense from interest rate swaps	2,406	2,384
Plus Depreciation	4,427	4,927
EBITDA	(19,052)	(1,621)
Adjusted EBITDA Reconciliation
Net Loss	(25,885)	(8,932)
Impairment loss	15,695	-
Loss on investment in affiliate	2,754	-
Unrealized gain on interest rate swaps	(177)	(60)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	1,113	236
Write off of financing expenses	483	-
Adjusted Net Loss	(6,017)	(8,756)
Plus Net interest expense, net of write off of financing expenses, including interest expense from swaps	1,923	2,384
Plus Depreciation	4,427	4,927
Adjusted EBITDA	333	(1,445)

(1)	The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in thousands of United States Dollars - except for shares and share data)

U.S. GAAP Financial Information	Quarter Ended March 31, 2014	Quarter Ended March 31, 2015
Net Loss	(25,885)	(8,932)
Net Loss attributable to non-vested share awards	(446)	(137)
Net Loss available to common shareholders	(25,439)	(8,795)
Weighted average number of common shares basic and diluted	20,560,102	24,460,642
Loss per common share basic and diluted	(1.24)	(0.36)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Loss	(25,885)	(8,932)
Impairment loss	15,695	-
Loss on investment in affiliate	2,754	-
Unrealized gain on interest rate swaps	(177)	(60)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	1,113	236
Write off of financing expenses	483	-
Adjusted Net Loss (1)	(6,017)	(8,756)
Adjusted Net Loss attributable to non-vested share awards	(104)	(134)
Adjusted Net Loss available to common shareholders	(5,913)	(8,622)
Weighted average number of common shares basic and diluted	20,560,102	24,460,642
Adjusted Loss per common share basic and diluted (1)	(0.29)	(0.35)

(1)	Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2014 and March 31, 2015
(Expressed in thousands of United States Dollars)

	December 31, 2014	March 31, 2015

Assets

Cash and restricted cash (current and non-current)	20,920	11,768
Vessels, net	369,033	364,167
Advances for vessels under construction	49,972	51,042
Other fixed assets, net	923	860
Investment in affiliate	2,956	3,124
Other assets	12,800	11,636

Total Assets	456,604	442,597

Liabilities and Shareholders' Equity

Total debt	226,418	221,586
Total other liabilities	7,786	7,356
Total shareholders' equity	222,400	213,655

Total Liabilities and Shareholders' Equity	456,604	442,597

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the three months ended March 31, 2014 and 2015
(Expressed in thousands of United States Dollars – except for shares and share data)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Revenue
Charter revenue	14,237	10,685
Commissions	(808)	651
Net Revenue	13,429	10,034
Expenses / (Income)
Voyage expenses, net	3,178	3,203
Vessels operating expenses	5,345	5,710
Dry-docking expenses	1,477	283
Management fees - related party	2,204	1,286
Depreciation	4,427	4,927
General and administrative expenses	1,765	1,464
Impairment loss	15,695	-
Bad debt provisions	-	27
Other income	(40)	-
Operating Loss	(20,622)	(6,866)
Other Income / (Expenses)
Interest and finance costs	(2,210)	(2,183)
Loss on derivatives, net	(26)	(156)
Interest income	7	15
Equity in net (loss) / income of affiliate	(276)	174
Loss on investment in affiliate	(2,754)	-
Foreign currency (loss) / gain	(4)	84
Total Other Expenses, net	(5,263)	(2,066)
Net Loss	(25,885)	(8,932)

Other Comprehensive Income / (Loss)
Unrealized loss on cash flow hedges	(12)	-
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	76	-
Equity in other comprehensive income / (loss) of affiliate	5	(6)
Unrealized loss on change in fair value of marketable securities	(251)	(44)
Total Other Comprehensive Loss	(182)	(50)

Comprehensive Loss	(26,067)	(8,982)

Loss per Class A common share, basic and diluted	$(1.24)	$(0.36)
Weighted average number of Class A common shares, basic and diluted	20,560,102	24,460,642